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April 29, 2015

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:  Justin Dobbie

Re:	DryShips Inc. Registration Statement on Form F-3 Filed April 16, 2015 File No. 333-202821

Dear Mr. Dobbie,
Reference is made to the original registration statement on Form F-3 (the "Original Registration Statement"), filed by DryShips Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 17, 2015.
By letter dated March 30, 2015 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Original Registration Statement. The first amended registration statement on Form F-3 (the "First Amended Registration Statement"), which responded to the Staff's comments contained in the First Comment Letter, was filed with the Commission on April 7, 2015.
By letter dated April 14, 2015 (the "Second Comment Letter"), the Staff provided the Company with its comments to the First Amended Registration Statement.  The second amended registration statement on Form F-3 (the "Second Amended Registration Statement"), which responded to the Staff's comments contained in the Second Comment Letter, was filed with the Commission on April 16, 2015.
By letter dated April 27, 2015 (the "Third Comment Letter"), the Staff provided the Company with its comments to the Second Amended Registration Statement.  This letter sets forth the response of the Company to the Third Comment Letter.  The Company has today filed via EDGAR its further amended registration statement on Form F-3 (the "Third Amended Registration Statement"), which responds to the Staff's comments contained in the Third Comment Letter.
The following numbered paragraph corresponds to the numbered paragraph in the Third Comment Letter.  References to page numbers in the response below are to page numbers in the Third Amended Registration Statement.
Risk Factors, page 12
There is no guarantee of a continuing public market, page 57
1.	We note that you received a written notification from The Nasdaq Stock Market dated April 13, 2015 indicating that you no longer meet the minimum bid price requirement for the Nasdaq Global Select Market. Please discuss the risks this poses for investors. If material to an understanding of your Prospectus Summary, please disclose the receipt of the notice in your Recent Developments section.
The Company acknowledges the Staff's comment and advises that it has added disclosure relating to the referenced Nasdaq notification in the Summary section on page 2 of the Third Amended Registration Statement and in the Risk Factors section on page 58 of the Third Amended Registration Statement.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Andrei Sirabionian at (212) 574-1580 or Quentin Wiest at (212) 574-1639.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.